Pricing Supplement No. 2005-2 Dated March 14, 2005	Rule 424(b)(3)
(To Prospectus dated November 25, 2002)	File No. 33-43420

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate
Interest Rate:	Under		$15,000 to		Over
	$15,000		$49,999		$50,000
	Rate	Yield	Rate	Yield	Rate	Yield
	2.50%	2.53%	2.75%	2.78%	3.00%	3.04%

Initial Investment Incentive: $25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment option.

In addition, $25 if at the time of initial investment automatic deduction from a GE payroll or GE pension check is authorized.

Effective Dates: March 14, 2005, until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 800-433-4480, 24 hours a day, seven days a week.